Exhibit 99.1

PATAGONIA GOLD ANNOUNCES

MINING DEVELOPMENTS IN PROVINCE OF CHUBUT, ARGENTINA

December 17, 2021 Vancouver, BC. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces recent developments related to permitting mining activities in the Province of Chubut, Argentina. On December 15, 2021, the legislature of the Province of Chubut passed a bill to amend the provincial mining law to enable open pit mining within a given area that comprises the Gastre and Telsen Departments. This new law regarding mining zoning was subsequently promulgated on December 16, 2021 by the Chubut Governor, Mariano Arcioni.

Patagonia holds approximately 473485 hectares (“ha”) (4734.85 square kilometers (“kms”)) of mining concessions in Chubut, which includes a 100% interest in the Mina Angela property. This newly approved law regarding mining zoning is expected to enable the Company to advance the development of 101151,25 ha of its mining concessions, including Mina Angela, while the remaining 372.334 ha of its mining concessions in Chubut are outside the area that is subject to the new zoning law.

The Mina Angela property, which the Company acquired under an option in March 2021, is located on the northern border of the Province of Chubut and is secured by 44 tenements totaling 2,100 ha with historic mine production of over 1.04 million tonnes of material grading 4 grams per tonne (“g/t”) Au and 48 g/t Ag along with base metals including lead, zinc and copper. Navidad, one of the largest silver deposits in the world owned by Pan American Silver Corporation, is located 45 kms south of Mina Angela.

Development of mining activities at Mina Angela and within the area that is subject to the new zoning law is also subject to governmental regulatory processes – including the regulatory decree under the new zoning law to be passed by the provincial executive branch, which is pending at present – and subsequent provincial permitting.

Qualified Person’s Statement

Donald J. Birak, an independent geologist, Registered Member of SME, Fellow of AusIMM and a qualified person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu Project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 420 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

2

For more information, please contact:

Dean Stuart

T: 403 617 7609

E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer

Patagonia Gold Corp

T: +54 11 5278 6950

E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, the expectation that the Company will advance the development of its mining concessions, including Mina Angela, that are within the area that is subject to the new zoning law, and that such development remains subject to governmental processes, including the regulatory decree to be passed by the provincial executive branch, and provincial permitting, advancement and development of gold and silver projects in the Patagonia region of Argentina, and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.